[COMPANY LETTERHEAD]

FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested By
The Ryland Group, Inc.

August 30, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Nili N. Shah, Branch Chief

Re:                               The Ryland Group, Inc.       File No. 001-08029
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006

Ladies and Gentlemen:

On behalf of The Ryland Group, Inc. (the “Company”), I am writing in response to your letter dated July 14, 2006, requesting further information in connection with your original letter dated May 16, 2006, which set forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s comment is reproduced below, as well as the Company’s response thereto.

Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company is requesting confidential treatment for the supplemental information that it is separately providing, labeled Supplement A and Supplement B, regarding analysis of its regional gross margins and revenue growth rates.

The Company maintains that this is confidential information and requests that such information be maintained in confidence and not be made part of any public record or disclosed to any person.  In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment.  Please address any notifications of a request for access to this information to the undersigned, with a copy to Timothy J. Geckle, Senior Vice President, and General Counsel of the Company.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
AND FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2006

Financial Statements

Note B:  Segment Information, page 69:

1.                                       We note your response to prior comment 1.  It is still unclear to us, based on the information you have provided, how you determined that your four regions have similar economic characteristics, thus making them eligible for aggregation based on the guidance in paragraph 17 of SFAS 131.  We reviewed your CODM reports and noted that revenue growth rates are materially different for all four of your regions, certain regions have higher gross margins than the other regions and one region has an opposite trend from the other regions.  Please provide us an analysis that includes explanations for these differences in economic characteristics, including differences in trends, and tell us why these differences would not be considered an indication of differences in economic characteristics.  Based on our review of your CODM reports thus far, it appears that disaggregated segment disclosure is necessary to understand the disparate revenue growth rates and profit margins amongst the regions.

Response:

In the Company’s response letter dated June 16, 2006, to the Staff’s letter dated May 16, 2006, the Company outlined the similarities of its homebuilding regions’ economic characteristics in relation to each of the five criteria set forth in SFAS 131.  While there are minor differences between the regions, their operating environments are very similar, they all employ the same business model, and they all use centralized support functions and systems.  Capital resource allocation decisions are made at community and regional levels based on achievement of consistently applied financial and other operating benchmarks.  As a result, to date, the Company has considered them homogeneous and aggregated the regions into one segment.

In the Company’s response letter dated June 16, 2006, it presented an analysis of gross margins by the four geographic homebuilding regions to summarize trends for a ten-year period, beginning with its fiscal year ended December 31,1996, in an effort to illustrate the long-term trends in gross margins through multiple inventory cycles.  As is apparent from this analysis, the long-term gross margins are very similar.  Each region’s ten-year average gross margins are roughly within one percentage point of the overall average for all the regions.  No region consistently outperformed the other regions during the period.  Some of each region’s gross profit performance was both above and below the average at times during the ten-year period.  Much of the difference in gross margins during the ten-year period relates to initial start-up costs of new markets; temporary learning curves for new management teams; execution capabilities of local management teams from year to year; specific judgments and development circumstances relating to individual land positions; and the ability of local management to control costs of materials and labor.   As further support for the Company’s gross margin stratification, Supplement A provides discussion of each region’s most significant margin variations.

Revenue growth rates may vary depending on high initial growth rates of new markets; capital deployment toward implementation of the Company’s diversification strategy; success in execution of local management teams; and/or timing of entitlement, development and processing for individual project opportunities.  Although revenue growth rates are generally aligned, the aforementioned factors must be considered in evaluating trends.  As further support for the Company’s revenue growth rate stratification, Supplement B provides discussion of each region’s most significant variations in the rate of change in revenue.

During the past few years, the homebuilding industry has experienced a significant increase in demand fueled by favorable demographic, economic and interest rate trends.  Demand has moderated in many of the Company’s markets in recent quarters, and consequently, the Company expects overall gross margins and revenue growth rates to return to historical averages.  Both supplements include forecasted amounts for 2006 and 2007 in order to show how the homebuilding industry’s current environment is driving profitability and growth rates of the respective markets and regions toward the mean.

However, it has become clear that the Staff has a preference toward additional information presented by geographic regions with similar economic and other characteristics.   We believe that providing additional disclosure for the Company’s currently designated four major geographic regions would be the best and most informative means by which to comply with the Staff’s preference due to operating, economic, and other similarities between divisions and markets within major geographic regions, as well as the Company’s operating and reporting structure.  The Company’s four regions, created as a result of their common geographic and operating characteristics, are the North, Southeast, Texas and West.

If requested, the Company will comply with the Staff’s preferences and provide relevant information regarding its four geographic regions effective with the Company’s Form 10-Q for the quarter ending September 30, 2006, presenting all prior periods in a consistent manner.  Because the Company believes that its homebuilding operations are essentially homogeneous and that it has reported segment information as prescribed by SFAS 131, restatement of prior public filings in reporting segment information would not seem appropriate.

As requested by the Staff, the Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact me directly at (818) 223-7516 or by fax at (818) 223-7640.

Thank you for your attention.

Sincerely,

/s/ Gordon A. Milne

Gordon A. Milne
Executive Vice President and
Chief Financial Officer

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